UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File Number: 001-34238

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: June 8, 2017

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.1

The9 Limited Signs Definitive Agreements Regarding Private Placements

Shanghai, China, June 8, 2017 – The9 Limited (the “Company” or “The9”) (NASDAQ: NCTY), an online game operator, today announced that it has entered into a definitive agreement with each of Ark Pacific Special Opportunities Fund I, L.P., an exempted limited partnership organized under the laws of the Cayman Islands acting by its general partner, Ark Pacific Investment Management Limited (“Ark Pacific”), and Incsight Limited, a company incorporated under the laws of the British Virgin Islands wholly owned by Mr. Jun Zhu, the chairman and chief executive officer of The9 (“Incsight”), for the issuance and sale of a total of 25,000,000 ordinary shares of the Company, each with par value US$0.01, to Ark Pacific and Incsight for a total consideration of US$30 million, or US$1.2 per share (the sale to each of Ark Pacific and Incsight, a “Transaction”). Each of Ark Pacific and Incsight will subscribe for 50% of the total shares to be issued (i.e. 12,500,000 shares) under the Transaction with cash.

Pursuant to the definitive agreement with each of Ark Pacific and Incsight, the shares to be subscribed by Ark Pacific and Incsight will be subject to a redemption right. The parties agreed that if the rolling volume weighted average price of the Company’s ADS market price for any given 30 consecutive trading day period is below US$4 during the second year after completion of the Transaction, each of Ark Pacific and Incsight can exercise its redemption right. The proceeds from the Transaction with Ark Pacific (but not Incsight) will be deposited at a bank account held under the name of a Hong Kong subsidiary of the Company, which will be used to secure the Company’s payment of redemption price upon any exercise of the redemption right.

The completion of each Transaction is subject to customary closing conditions and will take place in two stages, whereby The9 will first deliver its shares to Ark Pacific and Incsight, respectively, followed by receipt of the relevant consideration from Ark Pacific and Incsight, respectively, within a specified period of time thereafter. The Transaction with Incsight will additionally be subject to a closing condition that Incsight has obtained approval from the relevant Chinese regulatory authority in relation to the Transaction.

About The9 Limited

The9 Limited is an online game developer and operator in China. The9 develops and/or operates, directly or through its affiliates, its proprietary mobile games and web games, including CrossFire new mobile game, Audition AR and Soul Awake. The9’s joint venture has also obtained an exclusive license for publishing and operating CrossFire 2, which is under development by a third-party game developer, in China. The9 also engages in mobile advertising and mobile app education businesses.

About Ark Pacific

Ark Pacific is an alternative asset manager in Asia with a focus on Greater China. Through innovative and flexible approach to capital structure, Ark Pacific invests with entrepreneurs and management teams to create long-term value. Ark Pacific manages Ark Pacific Special Opportunities Fund I, L.P., which is a private equity special situations fund.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, statements about the potential transactions may constitute forward-looking statements. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, The9’s ability to license, develop or acquire additional online games that are appealing to users, The9’s ability to anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Connie Sun

Investor Relations Manager

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/

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